SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of purchase of treasury stock through ToSTNeT-2 (Monday, September 3, 2007)

2.	Notice of suspension of sales and marketing activities of waste treatment facilities based on the Construction Business Act (Thursday, September 6, 2007)

3.	Notice on purchase of treasury stock through ToSTNeT-2 (Wednesday, September 12, 2007)

4.	Results of purchase of treasury stock through ToSTNeT-2 (Thursday, September 13, 2007)

5.	Notice on filing of Annual Report on Form 20-F for the year ended March 31, 2007 (Thursday, September 27, 20007)

6.	Notice on results of the purchasing program of treasury stock (Friday, September 28, 2007)

7.	Notice on establishing a program of purchasing own shares (Friday, September 28, 2007)

September 3, 2007

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared on August 31, 2007.

1. Type of shares purchased:	Shares of common stock of Kubota Corporation

2. Number of shares purchased:	100,000 shares

3. Price:	¥898 (Total amount of purchase: ¥89,800,000)

4. Date of purchase:	September 3, 2007 (Monday)

5. Method of purchase:	Purchase on the market at ToSTNeT-2 of the Tokyo Stock Exchange

(closing-price transaction)

(Reference)

1)	Details of resolution at the Board of Directors’ Meeting held on June 22, 2007.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation
	Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)
	Amount of shares to be purchased:	Not exceeding ¥11 billion
	Term of validity:	From June 25, 2007 to September 27, 2007

2)	Total number of treasury stock and total amount of treasury stock purchased under the resolution made at the Board of Directors’ Meeting held on June 22, 2007.

	Total number of treasury stock purchased:	100,000 shares
	Total amount of treasury stock purchased:	¥89,800,000

3)	Total number of shares issued except treasury stock purchased under the resolution made at the Board of Directors’ Meeting held this fiscal year:	1,291,819,180 shares
	The number of treasury stock purchased under the resolution (as of September 3, 2007):	100,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

September 6, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of suspension of sales and marketing activities of waste treatment facilities based on the Construction Business Act

Kubota Corporation (hereinafter “the Company”) was ordered on September 6, 2007 by the Kinki Regional Development Bureau of the Ministry of Land, Infrastructure and Transport, to suspend its sales and marketing activities of waste treatment facilities for the period indicated below under the provision of Article 28 Paragraph 3 of the Construction Business Act, related to determined criminal punishment for violation of the Antimonopoly Law concerning the nightsoil treatment plant construction.

The Company takes this penalty with utmost seriousness and will promote compliance and make an effort to rebuild its trust.

1. Suspended business area

In Chubu, Kinki, Chugoku and Kyushu (including Okinawa Prefecture) area, the Company has to suspend its sales and marketing activities of waste treatment facilities, which are related to public works and private engineering works supported by subsidy from government and other public offices.

2. Period

30 days (from September 21, 2007 to October 20, 2007)

3. Financial outlook

Financial forecasts of the Company for the year ending March 31, 2008 remain unchanged from the released forecasts on May 11, 2007.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

September 12, 2007

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 165, Paragraph 2 of the Corporate Law.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on September 13, 2007 to be executed at today’s closing price of ¥837. (No change shall be made in trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased:	Shares of common stock of Kubota Corporation
(2) Number of shares to be purchased:	2,900,000 shares

(Notes)

1)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

2)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on September 13, 2007.

(Reference)

Details of the resolution at the Board of Directors’ Meeting held on June 22, 2007.

Type of shares to be purchased:	Shares of common stock of Kubota Corporation
Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)
Amount of shares to be purchased:	Not exceeding ¥11 billion
Period:	From June 25, 2007 to September 27, 2007

Total number of shares purchased as of September 12, 2007:	100,000 shares
Total amount of shares purchased as of September 12, 2007:	¥89,800,000

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

September 13, 2007

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared on September 12, 2007.

1. Type of shares purchased:	Shares of common stock of Kubota Corporation

2. Number of shares purchased:	2,800,000 shares

3. Price:	¥837 (Total amount of purchase: ¥2,343,600,000)

4. Date of purchase:	September 13, 2007 (Thursday)

5. Method of purchase:	Purchase on the market at ToSTNeT-2 of the Tokyo Stock Exchange

(closing-price transaction)

(Reference)

1)	Details of resolution at the Board of Directors’ Meeting held on June 22, 2007.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation
	Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)
	Amount of shares to be purchased:	Not exceeding ¥11 billion
	Period:	From June 25, 2007 to September 27, 2007

2)	Total number of treasury stock and total amount of treasury stock purchased under the resolution made at the Board of Directors’ Meeting held on June 22, 2007.

	Total number of treasury stock purchased:	2,900,000 shares
	Total amount of treasury stock purchased:	¥2,433,400,000

3)	Total number of shares issued except treasury stock purchased under the resolution made at the Board of Directors’ Meeting held this fiscal year:	1,289,019,180 shares
	The number of treasury stock purchased under the resolution (as of September 13, 2007):	2,900,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

September 27, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on filing of Annual Report on

Form 20-F for the year ended March 31, 2007

Osaka, Japan, September 27, 2007 — Kubota Corporation (“Kubota”) [NYSE symbol: KUB] has filed with the Securities and Exchange Commission its annual report on Form 20-F for the year ended March 31, 2007. Kubota’s website address (in the English language), from which the annual report on Form 20-F can be accessed, is http://www.kubota.co.jp/ir/english/library/sec/index.html. Kubota’s shareholders (including holders of Kubota’s American Depositary Shares) may receive hard copies of its Annual Report 2007 for the year ended March 31, 2007, which contains Kubota’s most recent audited consolidated financial statements, free of charge upon request. Such request should be made to the contact address.

End of document

September 28, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on results of the purchasing program of treasury stock

Please be advised that the purchasing program of treasury stock established at the Board of Directors’ Meeting on June 22, 2007 pursuant to Article 156 of the Corporate Law after applying the regulations of Article 165 Paragraph 3 of said Law has expired, and the results are as follows.

Results of purchase of treasury stock

(1) Period:	From June 25, 2007 to September 27, 2007

(2) Total number of shares purchased:	2,900,000 shares (0.2% of the total numbers of shares issued)

(3) Total amount of shares purchased:	¥ 2,433,400,000

(4) Method of purchase:	Purchase on the market of the Tokyo Stock Exchange

(Reference)

Details of the resolution at the Board of Directors’ Meeting held on June 22, 2007.

Type of shares to be purchased:	Shares of common stock of Kubota Corporation

Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)

Amount of shares to be purchased:	Not exceeding ¥11 billion

Period:	From June 25, 2007 to September 27, 2007

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

September 28, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on establishing a program of purchasing own shares

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on September 28, 2007 to establish a program of purchasing its own shares, pursuant to Article 156 of the Corporate law after applying the regulations of Article 165 Paragraph 3 of said law.

1. Purpose for the purchase of shares

The Company will purchase its shares in order to create more value per share, as a part of returning profit to shareholders.

2. Details of purchase of shares

1) Type of shares to be purchased:	Shares of common stock of the Company
2) Number of shares to be purchased:	Not exceeding 10 million shares
(0.8 % of total numbers of shares issued)
3) Amount of shares to be purchased:	Not exceeding ¥10 billion
4) Period:	From October 1, 2007 to December 17, 2007

(Reference)

The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of September 28, 2007

Total number of shares issued except treasury stock:	1,289,019,180 shares
The number of treasury stock:	2,900,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: October 1, 2007	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department